                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                (AMENDMENT NO. 1)

                              NALCO HOLDING COMPANY

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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                   62985Q 10 1
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                                 (CUSIP Number)

                                    Chinh Chu
                            c/o The Blackstone Group
                       345 Park Avenue, New York, NY 10154
                                 (212) 583-5000
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                           Edward P. Tolley III, Esq.
                         Simpson Thacher & Bartlett LLP
                               425 Lexington Ave.
                            New York, New York 10017

                                 August 17, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Amendment No. 1, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

CUSIP NO. 62985Q 10 1

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1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

        Blackstone Management Associates IV L.L.C.
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2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  _
                                                                      (b)  X

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3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
               OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                              [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                    ------------------------------------------------------------
 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            21,385,745 shares (See Items 4 and 5)
 REPORTING PERSON   ------------------------------------------------------------
       WITH         9      SOLE DISPOSITIVE POWER

                           None
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           21,385,745 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,385,745 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X]

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        OO
--------------------------------------------------------------------------------

CUSIP NO. 62985Q 10 1

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

        Blackstone Capital Partners IV L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  _
                                                                      (b)  X
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
               OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                             [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                    ------------------------------------------------------------
 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            20,630,069 shares (See Items 4 and 5)
 REPORTING PERSON   ------------------------------------------------------------
       WITH         9      SOLE DISPOSITIVE POWER

                           None
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           20,630,069 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        20,630,069 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        14.6%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

CUSIP NO. 62985Q 10 1

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Blackstone Capital Partners IV-A L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) _
                                                                      (b) X
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
               OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                             [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                    ------------------------------------------------------------
 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            327,961 shares (See Items 4 and 5)
 REPORTING PERSON   ------------------------------------------------------------
       WITH         9      SOLE DISPOSITIVE POWER

                           None
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           327,961 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        327,961 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

CUSIP NO. 62985Q 10 1

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITY ONLY)

        Blackstone Family Investment Partnership IV-A L.P.
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  _
                                                                      (b)  X
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
               OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                             [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                    ------------------------------------------------------------
 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            427,715 shares (See Items 4 and 5)
 REPORTING PERSON   ------------------------------------------------------------
       WITH         9      SOLE DISPOSITIVE POWER

                           None
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           427,715 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        427,715 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.3%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        PN
--------------------------------------------------------------------------------

CUSIP NO. 62985Q 10 1

--------------------------------------------------------------------------------
1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Peter G. Peterson
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) _
                                                                      (b) X
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
               OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                             [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                    ------------------------------------------------------------
 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
   OWNED BY EACH           21,385,745 shares (See Items 4 and 5)
 REPORTING PERSON   ------------------------------------------------------------
       WITH         9      SOLE DISPOSITIVE POWER

                           None
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           21,385,745 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,385,745 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

CUSIP NO. 62985Q 10 1

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1       NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Stephen A. Schwarzman
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) _
                                                                      (b) X
--------------------------------------------------------------------------------
3       SEC USE ONLY
--------------------------------------------------------------------------------
4       SOURCE OF FUNDS
               OO
--------------------------------------------------------------------------------
5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEM 2(d) OR 2(e)                                             [ ]
--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.
--------------------------------------------------------------------------------
                    7      SOLE VOTING POWER

                           None
                    ------------------------------------------------------------
 NUMBER OF SHARES   8      SHARED VOTING POWER
   BENEFICIALLY
  OWNED BY EACH            21,385,745 shares (See Items 4 and 5)
 REPORTING PERSON   ------------------------------------------------------------
       WITH         9      SOLE DISPOSITIVE POWER

                           None
                    ------------------------------------------------------------
                    10     SHARED DISPOSITIVE POWER

                           21,385,745 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        21,385,745 shares (See Items 4 and 5)
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        [X]
--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        15.1%
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON
        IN
--------------------------------------------------------------------------------

         This Amendment No. 1 supplements and amends items 5, 6 and 7 of the
Statement on Schedule 13D filed on November 24, 2004 by (i) Blackstone
Management Associates IV L.L.C., a Delaware limited liability company ("BMA"),
(ii) Blackstone Capital Partners IV L.P., a Delaware limited partnership ("BCP
IV"), (iii) Blackstone Capital Partners IV-A L.P., a Delaware limited partnership ("BCP IV-A"), (iv) Blackstone Family Investment Partnership IV-A
L.P., a Delaware limited partnership ("BFIP IV" and, together with BCP IV and
BCP IV-A, the "Blackstone Funds"), (v) Mr. Peter G. Peterson and (vi) Mr.
Stephen A. Schwarzman (the foregoing, collectively, the "Reporting Persons"), relating to the shares of common stock, par value $0.01 (the "Common Stock"), of
Nalco Holding Company (the "Issuer").

         Unless otherwise indicated, each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the
Statement on Schedule 13D filed on November 24, 2004.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and supplemented by deleting it in its entirety and replacing it with the following:

         On August 17, 2005, Nalco LLC sold an aggregate of 29,000,000 shares of
Common Stock pursuant to an underwritten offering registered on the registration statement on Form S-1 (File No. 333-126642) filed by the Issuer with the Securities and Exchange Commission on July 15, 2005 and thereafter amended on August 2, 4, 9 and 12, 2005 (as amended, the "Registration
Statement").

         On August 18, 2005, the Underwriters (as defined in Item 6 herein), exercised their over-allotment option to purchase an additional 4,350,000 shares of Common Stock from Nalco LLC. The closing of such sale is expected to occur on
August 22, 2005.

         Following the sale of shares on August 17, 2005, Nalco LLC is the record holder of 61,552,258 shares of Common Stock, which represents approximately 43.4% of the outstanding Common Stock of the Issuer.

         The 21,385,745 shares of Common Stock shown as beneficially owned by the Blackstone Funds in this Amendment No. 1 to Schedule 13D reflect the
Blackstone Funds' percentage interest in the 61,552,258 shares of Common Stock held of record by Nalco LLC, based on the Blackstone Funds' combined percentage economic interest in Nalco LLC, and excludes the balance of such shares which represent the other Sponsors' and management members' percentage interest in
Nalco LLC. The shares of Common Stock shown as beneficially owned by BMA and the
Founding Members include the shares of Common Stock shown as beneficially owned by the Blackstone Funds. Because voting and dispositive decisions of Nalco LLC with respect to the Common Stock require the approval of at least two of the
Sponsors, the Blackstone Funds, BMA and the Founding Members each disclaim beneficial ownership of the Common Stock reported as beneficially owned by Nalco
LLC or any of the other Sponsors, and the filing of this Amendment No. 1 to
Schedule 13D shall not be construed as an admission that any such person is the beneficial owner of any such securities.

         (a) See the information contained on the cover pages to this Amendment
No. 1 to Schedule 13D, which is incorporated herein by reference. The percentage of the class beneficially owned by each Reporting Person is based on 141,663,369 issued and outstanding shares of Common Stock, as reported by the Issuer in the
Registration Statement.

         (b) See the information contained on the cover pages to this Amendment
No. 1 to Schedule 13D, which is incorporated herein by reference.

         (c) Except for the information set forth herein, or incorporated by reference herein, none of the Reporting Persons has effected any transaction relating to the Common Stock during the past 60 days.

         (d) In accordance with the terms of the Nalco LLC Limited Liability
Company Operating Agreement and, if approved by the board of directors of Nalco
LLC, the members of Nalco LLC have the right to receive dividends from and the proceeds from any sale of Common Stock in accordance with their membership interests in Nalco LLC.

         (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO
        SECURITIES OF THE ISSUER

         Item 6 is hereby amended and supplemented by adding the following at the end thereof:

         Underwriting Agreement

         On August 11, 2005, Nalco LLC entered into an Underwriting Agreement with the Issuer and Goldman, Sachs & Co., Citigroup Global Markets Inc. and UBS
Securities LLC, as representatives of the underwriters named therein
(collectively, the "Underwriters"), for the sale by Nalco LLC of an aggregate of
29,000,000 shares of Common Stock, and, at the election of the Underwriters, up to 4,350,000 additional shares to cover over-allotments (the "Over-Allotment
Shares"). Closing of the sale occurred on August 17, 2005. On August 18, 2005, the Underwriters exercised their option to purchase the Over-Allotment Shares.
Closing of the sale of the Over-Allotment Shares is expected to occur on August
22, 2005.

         References to, and descriptions of, the Underwriting Agreement as set forth in this Item 6 are qualified in their entirety by reference to the
Underwriting Agreement filed herewith.

         Lock-Up Agreements

         In connection with the Underwriting Agreement, on August 11, 2005, each of the Blackstone Funds entered into a lock-up agreement (the "Lock-Up
Agreements") with the underwriters whereby such person agreed, subject to certain exceptions, not to dispose of or hedge any of their Common Stock or securities convertible into or exchangeable for shares of Common Stock during the period that is 90 days from August 11, 2005, subject to an extension of up to 18 additional days under certain circumstances, except with the prior written consent of Goldman, Sachs & Co., with certain exceptions.

         References to, and descriptions of, the Lock-Up Agreements as set forth in this Item 6 are qualified in their entirety by reference to the Form of
Lock-Up Agreement filed herewith.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Item 7 is hereby amended and supplemented by adding the following at the end thereof:

Exhibit           Title
-------           -----

6.                Underwriting Agreement, dated as of August 11, 2005, among
                  Nalco Holding Company, Nalco LLC and the underwriters named therein (incorporated herein by reference to Exhibit 99.1 to the Nalco Holding Company Current Report on Form 8-K filed with the SEC on August 12, 2005 (File No. 001-32342)).

7.                Form of Lock-Up Agreement among Nalco Holding Company, Nalco
                  LLC and the other parties named therein.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated: August 19, 2005
                               BLACKSTONE MANAGEMENT ASSOCIATES IV L.L.C.

                               By: /s/ Chinh Chu
                                   ----------------------------------------
                                   Name:  Chinh Chu
                                   Title: Member

                               BLACKSTONE CAPITAL PARTNERS IV L.P.

                               By: Blackstone Management Associates IV L.L.C.,
                                   its General Partner

                                   By: /s/ Chinh Chu
                                       ------------------------------------
                                       Name:  Chinh Chu
                                       Title: Member

                               BLACKSTONE CAPITAL PARTNERS IV-A L.P.

                               By: Blackstone Management Associates IV L.L.C.,
                                   its General Partner

                                   By: /s/ Chinh Chu
                                       ------------------------------------
                                       Name:  Chinh Chu
                                       Title: Member

                               BLACKSTONE FAMILY INVESTMENT PARTNERSHIP
                                   IV-A L.P.

                               By: Blackstone Management Associates IV L.L.C.,
                                   its General Partner

                                   By: /s/ Chinh Chu
                                       ------------------------------------
                                       Name:  Chinh Chu
                                       Title: Member

                               /s/ Peter G. Peterson
                               -----------------------------------
                               PETER G. PETERSON

                               /s/ Stephen A. Schwarzman
                               -----------------------------------
                               STEPHEN A. SCHWARZMAN